Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 29, 2007

Relating to Preliminary Prospectus dated October 16, 2007

Registration No. 333-142737

DELTEK, INC.

FREE WRITING PROSPECTUS

This Free Writing Prospectus is being filed to advise you of the availability of a revised preliminary prospectus dated October 29, 2007 (the “Preliminary Prospectus”) that reflects changes from the preliminary prospectus dated October 16, 2007 (including those listed below), and to provide you with a hyperlink to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-142737), which includes the Preliminary Prospectus. References below to “we,” “us,” and “our” are used in the manner described in the preliminary prospectus dated October 16, 2007 (the “Prior Filing”).

The Preliminary Prospectus includes the information set forth below and forms a part of our Registration Statement on Form S-1 (Registration No. 333-142737) to which this Free Writing Prospectus relates. You should read the entire Preliminary Prospectus carefully before you decide to invest in our common stock, including the information presented under the section entitled “Risk Factors” and the consolidated and combined financial statements and the related notes thereto.

To review our current registration statement and the Preliminary Prospectus, click on, or copy and post into your internet browser, the following link on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/1029299/000119312507227319/ds1a.htm

Our Central Index Key, or CIK, on the SEC Web site is 0001029299.

All page references listed below are to the Preliminary Prospectus. All dollar amounts are in thousands (unless otherwise indicated).

We revised the Summary Consolidated Financial Data and Selected Consolidated Financial Data “Unaudited Pro Forma Data - Pro Forma Net Income (Loss) Assuming C-corporation Treatment” as follows $6,485 for the six months ended June 30, 2006 and $9,570 for the six months ended June 30, 2007 (pages 9 and 34).

We revised the Summary Consolidated Financial Data, (i) “Adjusted EBITDA” to be $58,058 for the year ended December 31, 2006 and (ii) footnote 3, reconciliation for the year ended December 31, 2006, “Retention Awards Expense in Connection with the Recapitalization” to be $807 (pages 9 and 10).

We revised Management’s Discussion and Analysis, as follows:

•

in the eighth paragraph under “History,” we replaced the fifth sentence in its entirety to state that revenue from acquisitions contributed $3.2 million to our license fee revenue growth in the six months ended June 30, 2007 (page 37);

•	in “Results of Operations”:

•

“-Software License Fees,” in the third paragraph, we replaced the third and fourth sentences in their entirety (page 51), and in the fourth paragraph, we replaced the second sentence in its entirety (page 51);

•	“ -Consulting Services,” in the fourth paragraph, we replaced the last sentence in its entirety (page 52);

•	in “Liquidity and Capital Resources”:

•	-Overview of Liquidity,” in the third paragraph, we replaced the fourth sentence in its entirety (page 61); and

•	“Analysis of Cash flows,” in the first paragraph, we replaced the third sentence in its entirety (page 62).

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We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, telephone 1-800-221-1037.

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